VEON Average and closing rates of functional currencies to USD Index sheet Long Name ISO code 3Q22 3Q21 YoY 3Q22 3Q21 YoY Consolidated VEON Russian Ruble RUB 59.43 73.47 19.1% 57.41 72.76 21.1% Customers Pakistan Rupee PKR 221.56 164.60 -34.6% 228.48 170.63 -33.9% Russia Bangladeshi Taka BDT 96.24 84.96 -13.3% 101.24 85.54 -18.4% Pakistan Ukraine Hryvnia UAH 34.98 26.91 -30.0% 36.57 26.58 -37.6% Bangladesh Kazakhstan Tenge KZT 475.34 425.69 -11.7% 476.89 425.67 -12.0% Ukraine Uzbekistan Som UZS 10,935.30 10,646.09 -2.7% 11,014.01 10,691.91 -3.0% Uzbekistan Kyrgyzstan Som KGS 81.30 84.73 4.0% 80.18 84.79 5.4% Kazakhstan Georgia Lari GEL 2.82 3.12 9.5% 2.84 3.12 9.2% Euro EUR 0.99 0.85 -17.1% 1.02 0.86 -18.1% Average rates Closing rates

VEON index page (in USD millions, unless stated otherwise, unaudited) Consolidated* 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Total revenue 1,912 1,731 1,820 1,828 1,830 1,902 2,005 2,052 1,823 2,008 2,077 7,291 7,788 Service revenue 1,794 1,636 1,683 1,673 1,694 1,764 1,825 1,864 1,676 1,889 1,968 6,786 7,147 EBITDA 839 744 819 748 808 808 889 827 774 913 889 3,151 3,332 EBITDA margin (%) 43.9% 43.0% 45.0% 40.9% 44.1% 42.5% 44.4% 40.3% 42.5% 45.4% 42.8% 43.2% 42.8% EBIT 372 306 (402) 235 359 355 413 417 (136) 369 355 511 1,544 Profit/(Loss) before tax 164 226 (565) 94 212 205 238 253 (183) 203 28 (82) 909 KazakhstanNet income/(loss) attributavle to VEON shareholders 108 156 (620) 8 129 101 145 299 (140) 135 (744) (349) 674 CAPEX 351 464 326 644 392 487 381 566 367 382 404 1,785 1,826 LTM CAPEX / LTM Total revenue 21.2% 22.9% 24.3% 24.5% 25.3% 25.0% 25.2% 23.4% 23.2% 21.5% 21.6% 24.5% 23.4% Equity Free Cash Flow after licenses 111 (50) 239 (64) (18) 29 307 14 (55) (257) n.a. 237 332 *Notes: For definitions please see VEON Ltd.’s earnings release published on its website on the date hereof * Prior year comparatives restated for two previous years from the last year reported in this factbook ** Pre-IFRS16 values (values before adjustments related to IFRS16)

VEON index page (in millions) Mobile customers 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Russia 53.5 49.8 49.7 49.9 50.0 50.1 50.6 49.4 48.5 47.0 46.0 49.9 49.4 Algeria 14.2 13.9 14.2 14.1 14.1 13.9 14.1 14.3 14.4 14.4 - 14.1 14.3 Pakistan 62.0 62.8 64.2 66.4 69.2 69.8 71.4 72.6 75.0 75.5 75.0 66.4 72.6 Bangladesh 33.6 32.1 32.8 33.2 34.3 34.4 34.8 35.1 35.9 36.3 37.0 33.2 35.1 Ukraine 26.0 25.4 25.8 25.9 25.7 25.9 26.3 26.2 26.1 24.8 24.4 25.9 26.2 Uzbekistan 7.7 7.1 6.8 6.8 6.8 6.8 6.8 7.1 7.6 7.8 8.1 6.8 7.1 Kazakhstan 9.6 9.4 9.7 9.5 9.5 9.6 9.8 9.9 10.1 10.3 10.5 9.5 9.9 KazakhstanOther 4.3 4.0 4.1 3.3 3.1 3.2 3.3 3.3 3.4 2.1 2.2 3.3 3.3 Total 196.8 190.6 193.2 195.0 198.6 199.7 202.9 203.6 206.4 203.7 203.2 209.1 217.9 Fixed line customers 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Russia 2.7 2.7 2.8 2.8 2.9 2.9 2.9 2.9 3.0 2.9 2.9 2.8 2.9 Algeria - - - - - - - - - - - - - Pakistan - - - - - - - - - - - - - Bangladesh - - - - - - - - - - - - - Ukraine 1.0 1.0 1.1 1.1 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.1 1.2 Uzbekistan 0.0 - - - - - - - - - - - - Kazakhstan 0.4 0.5 0.5 0.5 0.5 0.5 0.5 0.6 0.6 0.6 0.6 0.5 0.6 Other 0.1 0.1 0.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 Total 4.3 4.3 4.4 4.4 4.5 4.6 4.6 4.7 4.7 4.7 4.7 4.4 4.7

Russia index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Total revenue 1,020 907 946 945 920 939 1,025 1,067 857 1,053 1,189 3,819 3,950 EBITDA 427 357 377 343 361 355 384 376 327 449 510 1,504 1,476 EBITDA margin (%) 41.9% 39.3% 39.8% 36.3% 39.2% 37.8% 37.5% 35.3% 38.2% 42.7% 42.9% 39.4% 37.4% CAPEX 166 249 217 386 199 297 231 290 191 177 217 1,017 1,017 MOBILE Total revenue (Mobile) 880 778 815 812 785 803 886 912 732 899 1,013 3,285 3,385 KazakhstanService Revenue (Mobile) 795 711 713 698 690 705 746 775 628 819 941 2,917 2,916 Data Revenue (Mobile) 247 224 225 224 225 232 242 249 213 279 322 919 948 Customers (mln) 53.5 49.8 49.7 49.9 50.0 50.1 50.6 49.4 48.5 47.0 46.0 49.9 49.4 Mobile data customers (mln) 34.4 31.5 32.4 32.9 33.5 33.9 34.7 34.5 33.2 32.6 32.2 32.9 34.5 ARPU (USD) 4.9 4.6 4.8 4.6 4.6 4.7 4.9 5.2 4.3 5.7 6.7 n.a. n.a. MOU, min 284 321 327 340 311 321 319 322 305 306 313 n.a. n.a. MBOU 7,539 8,244 9,355 10,870 12,269 12,803 13,723 15,065 15,934 15,480 16,618 n.a. n.a. Churn 3 months active base (quarterly), % 13% 14% 10% 11% 10% 11% 10% 12% 11% 11% 10% n.a. n.a. FIXED-LINE Total revenue (Fixed) 140 128 131 133 135 136 139 154 125 154 176 534 565 Service revenue (Fixed) 138 128 130 128 131 135 138 148 125 153 175 523 552 Broadband revenue 39 39 37 40 39 42 42 43 30 55 53 155 165 Broadband customers (mln) 2.7 2.7 2.8 2.8 2.9 2.9 2.9 2.9 3.0 2.9 2.9 2.8 2.9 Broadband ARPU (USD) 5.36 4.65 4.70 4.59 4.60 4.75 4.76 4.92 4.11 5.35 6.02 n.a. n.a. FTTB revenue 42 37 37 38 39 40 41 43 36 47 53 154 163 FTTB customers (mln) 2.7 2.7 2.8 2.8 2.8 2.9 2.9 2.9 3.0 2.9 2.9 2.8 2.9 FTTB ARPU (USD) 5.2 4.6 4.6 4.5 4.5 4.7 4.7 4.9 4.1 5.3 6.0 n.a. n.a. (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Total revenue 67,457 65,513 69,580 71,930 68,403 69,596 75,288 77,462 72,223 69,054 70,696 274,480 290,749 EBITDA 28,180 25,737 27,685 26,173 26,830 26,298 28,222 27,309 27,592 29,339 30,290 107,775 108,660 EBITDA margin (%) 41.8% 39.3% 39.8% 36.4% 39.2% 37.8% 37.5% 35.3% 38.2% 42.5% 42.8% 39.3% 37.4% CAPEX 10,943 18,037 15,971 29,110 14,790 22,077 17,012 21,104 16,496 12,027 12,902 74,061 74,983 MOBILE Total revenue (Mobile) 58,182 56,227 59,917 61,768 58,350 59,511 65,063 66,242 61,643 58,958 60,237 236,093 249,166 Service Revenue (Mobile) 52,518 51,425 52,445 53,140 51,301 52,264 54,787 56,304 53,006 53,676 55,944 209,527 214,657 Data Revenue 16,298 16,201 16,531 17,042 16,729 17,226 17,768 18,107 18,002 18,295 19,109 66,071 69,831 Customers (mln) 53.5 49.8 49.7 49.9 50.0 50.1 50.6 49.4 48.5 47.0 46.0 50 49 Mobile data customers (mln) 34.4 31.5 32.4 32.9 33.5 33.9 34.7 34.5 33.2 32.6 32.2 33 34 ARPU (RUB) 323 332 350 353 340 348 361 375 360 374 399 n.a. n.a. MOU (min) 284 321 327 340 311 321 319 322 305 306 313 n.a. n.a. MBOU 7,539 8,244 9,355 10,870 12,269 12,803 13,723 15,065 15,934 15,480 16,618 n.a. n.a. Churn 3 months active base (quarterly) (%) 13% 14% 10% 11% 10% 11% 10% 12% 11% 11% 10% n.a. n.a. FIXED-LINE Total revenue (Fixed) 9,275 9,287 9,663 10,162 10,052 10,085 10,225 11,220 10,580 10,096 10,459 38,387 41,583 Service revenue (Fixed) 9,112 9,220 9,552 9,773 9,741 9,989 10,140 10,777 10,543 10,066 10,424 37,657 40,648 Broadband revenue 2,826 2,701 2,832 2,948 2,923 3,030 3,025 3,133 3,135 3,157 3,173 11,307 12,112 Broadband customers (mln) 2.7 2.7 2.8 2.8 2.9 2.9 2.9 2.9 3.0 2.9 2.9 2.8 2.9 Broadband ARPU (RUB) 356 336 346 350 342 353 349 357 354 357 360 n.a. n.a. FTTB revenue 2,755 2,646 2,758 2,895 2,880 2,996 3,002 3,105 3,116 3,141 3,158 11,054 11,983 FTTB customers (mln) 2.7 2.7 2.8 2.8 2.8 2.9 2.9 2.9 3.0 2.9 2.9 2.8 2.9 FTTB ARPU (RUB) 348 330 337 344 338 349 347 354 352 355 359 n.a. n.a. Additional KPI's 4G network coverage 86% 87% 87% 88% 89% 89% 89% 89% 90% 90% 90% 88% 89% 4G mobile customer penetration (3 Months active) 40% 43% 46% 48% 49% 51% 53% 55% 56% 58% 60% 48% 55% Notes: For definitions please see VEON Ltd.’s earnings release published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)

Pakistan index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Total revenue 316 288 303 325 347 370 349 341 338 325 289 1,233 1,408 Service revenue 293 266 278 297 318 340 320 307 306 296 263 1,134 1,285 EBITDA 147 133 188 144 156 161 173 153 158 152 120 612 643 EBITDA margin (%) 46.4% 46.1% 62.1% 44.4% 44.9% 43.5% 49.5% 44.8% 46.8% 46.8% 41.3% 49.7% 45.7% CAPEX 68 85 20 76 92 89 58 79 84 57 27 249 318 Data Revenue 102.2 97.8 107.3 119.0 129.0 135.7 137.2 132.4 138.8 137.0 122.1 426 534 Customers (mln) 62.0 62.8 64.2 66.4 69.2 69.8 71.4 72.6 75.0 75.5 75.0 66.4 72.6 KazakhstanARPU (USD) 1.6 1.4 1.4 1.5 1.6 1.6 1.5 1.4 1.4 1.3 1.2 n.a. n.a. MOU (min) 500 475 469 472 464 450 431 437 428 423 396 n.a. n.a. MBOU 3,027 3,624 3,941 4,268 4,539 4,940 5,064 4,815 5,215 5,530 5,724 n.a. n.a. Churn 3 months active base (quarterly) (%) 4.1% 3.6% 4.3% 5.0% 3.8% 5.4% 4.6% 5.1% 3.5% 5.5% 6.7% n.a. n.a. (in Local Currency billions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Total revenue 49.3 47.1 50.7 52.3 55.0 57.2 57.3 59.4 60.1 63.5 64.2 199 229 Service revenue 45.7 43.4 46.5 47.8 50.4 52.5 52.5 53.6 54.3 57.7 58.4 183 209 EBITDA 22.9 21.7 31.4 23.2 24.7 24.8 28.4 26.6 28.1 29.7 26.5 99 105 EBITDA margin (%) 46.4% 46.1% 62.0% 44.4% 44.9% 43.4% 49.6% 44.8% 46.8% 46.8% 41.2% 49.8% 45.7% CAPEX 10.7 13.9 3.3 12.3 14.6 13.7 9.5 13.9 14.9 11.2 6.0 40 52 Data Revenue 15.9 16.0 17.9 19.1 20.5 20.9 22.5 23.1 24.6 26.8 27.1 69 87 Customers (mln) 62.0 62.8 64.2 66.4 69.2 69.8 71.4 72.6 75.0 75.5 75.0 66.4 72.6 ARPU (PKR) 247.3 230.6 241.8 241.4 246.0 249.4 245.5 246.0 243.6 253.5 256.0 n.a. n.a. MOU (min) 500 475 469 472 464 450 431 437 428 423 396 n.a. n.a. MBOU 3,027 3,624 3,941 4,268 4,539 4,940 5,064 4,815 5,215 5,530 5,724 n.a. n.a. Churn 3 months active base (quarterly) (%) 4.1% 3.6% 4.3% 5.0% 3.8% 5.4% 4.6% 5.1% 3.5% 5.5% 6.7% n.a. n.a. Additional KPI's 4G network coverage 54% 56% 56% 59% 54% 55% 55% 55% 56% 56% 57% 59% 55% 4G mobile customer penetration (3 Months active) 29% 30% 35% 38% 41% 44% 47% 48% 49% 51% 54% 38% 48% Notes: For definitions please see VEON Ltd.’s earnings release published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)

Bangladesh index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Total revenue 137 130 136 134 135 140 145 143 144 148 144 537 564 Service revenue 134 128 133 131 132 137 143 141 142 146 141 527 553 EBITDA 59 54 60 55 55 56 62 61 55 56 53 228 235 EBITDA margin (%) 43.0% 41.4% 43.9% 40.9% 41.1% 40.3% 42.5% 42.7% 38.2% 37.5% 37.3% 42.4% 41.6% CAPEX 44 15 18 49 26 16 12 35 47 57 49 126 88 Data Revenue 31.3 34.6 33.3 33.8 35.3 39.9 43.9 41.4 42.5 46.7 47.0 133 160 Customers (mln) 33.6 32.1 32.8 33.2 34.3 34.4 34.8 35.1 35.9 36.3 37.0 33.2 35.1 KazakhstanARPU (USD) 1.3 1.3 1.4 1.3 1.3 1.3 1.4 1.3 1.3 1.3 1.3 n.a. n.a. MOU (min) 228.5 211.8 231.3 224.2 222.7 220.2 221.3 219.1 213.3 216.0 216.0 n.a. n.a. MBOU 1,936 2,506 2,326 2,422 2,805 3,600 4,150 4,152 4,383 4,694 5,120 n.a. n.a. Churn 3 months active base (quarterly) (%) 7.5% 6.7% 4.8% 7.8% 6.2% 6.3% 5.9% 7.8% 6.6% 6.8% 6.5% n.a. n.a. (in Local Currency billions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Total revenue 11.6 11.1 11.5 11.4 11.4 11.8 12.4 12.3 12.4 13.2 13.8 46 48 Service revenue 11.4 10.9 11.3 11.1 11.2 11.6 12.1 12.1 12.2 12.9 13.6 45 47 EBITDA 5.0 4.6 5.1 4.6 4.7 4.8 5.2 5.2 4.7 4.9 5.1 19 20 EBITDA margin (%) 43.0% 41.4% 43.9% 40.9% 41.1% 40.3% 42.5% 42.7% 38.2% 37.5% 37.2% 42.4% 41.6% CAPEX 3.7 1.3 1.6 4.1 2.2 1.3 1.0 3.0 4.0 5.0 4.8 11 8 Data Revenue 2.7 2.9 2.8 2.9 3.0 3.4 3.7 3.5 3.7 4.1 4.5 11 14 Customers (mln) 33.6 32.1 32.8 33.2 34.3 34.4 34.8 35.1 35.9 36.3 37.0 33.2 35.1 ARPU (BDT) 113 110 116 112 111 113 117 115 114 119 123 n.a. n.a. MOU (min) 228 212 231 224 223 220 221 219 213 216 216 n.a. n.a. MBOU 1,936 2,506 2,326 2,422 2,805 3,600 4,150 4,152 4,383 4,694 5,120 n.a. n.a. Churn 3 months active base (quarterly) (%) 7.5% 6.7% 4.8% 7.8% 6.2% 6.3% 5.9% 7.8% 6.6% 6.8% 6.5% n.a. n.a. Additional KPI's 4G network coverage 52% 52% 53% 60% 67% 68% 69% 69% 72% 77% 79% 60% 69% 4G mobile customer penetration (3 Months active) 17% 20% 21% 24% 26% 29% 33% 34% 35% 37% 40% 24% 34% Notes: For definitions please see VEON Ltd.’s earnings release published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)

Ukraine index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Total revenue 238 223 236 237 245 257 270 282 276 252 219 933 1,055 EBITDA 161 151 160 157 167 173 183 181 171 156 126 630 704 EBITDA margin (%) 67.8% 67.8% 67.8% 66.5% 68.1% 67.4% 67.6% 64.2% 61.9% 61.8% 57.4% 67.5% 66.8% CAPEX 38 58 39 44 39 53 44 68 23 35 51 179 204 MOBILE Total revenue (Mobile) 221 208 220 220 227 239 251 262 257 236 204 869 980 KazakhstanService Revenue (Mobile) 221 208 220 220 227 239 251 262 257 236 204 869 980 Data Revenue 119.7 117.0 124.7 127.2 137.2 143.0 151.1 159.0 151.5 136.0 118.6 489 590 Customers (mln) 26.0 25.4 25.8 25.9 25.7 25.9 26.3 26.2 26.1 24.8 24.4 25.9 26.2 ARPU (USD) 2.8 2.7 2.8 2.8 2.9 3.1 3.2 3.3 3.3 3.1 2.8 n.a. n.a. MOU (min) 603 641 621 651 633 620 595 621 624 567 557 n.a. n.a. MBOU 4,948 5,160 5,953 6,081 6,308 6,379 7,129 7,291 7,912 8,097 9,245 n.a. n.a. Churn 3 months active base (quarterly) (%) 4.2% 5.4% 2.6% 3.6% 3.9% 3.1% 3.3% 4.2% 3.6% 7.9% 5.3% n.a. n.a. FIXED-LINE Total revenue (Fixed) 15 14 14 15 16 17 17 18 17 15 14 59 68 Service revenue (Fixed) 15 14 14 15 16 17 17 18 17 15 14 59 68 FTTB revenue 10 10 9 9 10 11 11 11 10 9 7 38 43 FTTB customers (mln) 1.0 1.0 1.1 1.1 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.1 1.2 FTTB ARPU (USD) 3.2 3.1 2.9 2.8 3.1 3.1 3.1 3.1 2.9 2.6 2.2 n.a n.a (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Total revenue 5,950 6,009 6,502 6,697 6,842 7,094 7,275 7,537 7,874 7,370 7,656 25,158 28,748 EBITDA 4,040 4,075 4,411 4,452 4,658 4,783 4,915 4,839 4,871 4,555 4,391 16,979 19,196 EBITDA margin (%) 67.9% 67.8% 67.8% 66.5% 68.1% 67.4% 67.6% 64.2% 61.9% 61.8% 57.4% 67.5% 66.8% CAPEX 964 1,561 1,076 1,251 1,077 1,462 1,190 1,822 659 1,032 1,815 4,851 5,551 MOBILE Total revenue (Mobile) 5,530 5,593 6,065 6,229 6,357 6,597 6,766 6,993 7,339 6,891 7,125 23,418 26,712 Service Revenue (Mobile) 5,530 5,593 6,065 6,229 6,357 6,597 6,766 6,993 7,339 6,891 7,125 23,418 26,712 Data Revenue 3,004 3,149 3,443 3,595 3,837 3,946 4,066 4,243 4,323 3,980 4,134 13,191 16,092 Customers (mln) 26.0 25.4 25.8 25.9 25.7 25.9 26.3 26.2 26.1 24.8 24.4 25.9 26.2 ARPU (UAH) 70.3 72.4 78.5 79.8 81.6 84.3 86.1 88.0 93.1 89.9 96.3 n.a. n.a. MOU (min) 603 641 621 651 633 620 595 621 624 567 557 n.a. n.a. MBOU 4,948 5,160 5,953 6,081 6,308 6,379 7,129 7,291 7,912 8,097 9,245 n.a. n.a. Churn 3 months active base (quarterly) (%) 4.2% 5.4% 2.6% 3.6% 3.9% 3.1% 3.3% 4.2% 3.6% 7.9% 5.3% n.a. n.a. FIXED-LINE Total revenue (Fixed) 384 388 399 430 451 464 465 480 483 449 477 1,602 1,859 Service revenue (Fixed) 384 388 399 430 451 464 465 480 483 449 477 1,602 1,859 FTTB revenue 248 257 259 266 291 295 297 298 297 266 273 1,030 1,180 FTTB customers (mln) 1.0 1.0 1.1 1.1 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.1 1.2 FTTB ARPU (UAH) 81.0 82.6 81.3 80.5 85.3 85.0 84.3 83.2 82.1 75.0 79.8 n.a n.a Additional KPI's 4G network coverage 77% 81% 84% 86% 87% 89% 89% 90% 90% 93% 93% 86% 90% 4G mobile customer penetration 30% 31% 34% 36% 38% 40% 44% 46% 49% 47% 50% 36% 46% Notes: For definitions please see VEON Ltd.’s earnings release published on its website on the date hereof

Uzbekistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Total revenue 55 48 48 47 45 47 51 51 53 56 61 198 194 EBITDA 25.4 20.1 5.7 17.0 22.3 18.0 26.4 22.4 26.6 45.5 27.7 68 89 EBITDA margin (%) 46.4% 42.0% 11.9% 36.0% 49.5% 38.2% 51.7% 44.1% 50.3% 81.6% 45.6% 34.5% 45.9% CAPEX 5 21 12 14 12 3 6 14 5 35 16 52 36 MOBILE Total revenue (Mobile) 54 47 48 47 45 47 51 50 53 56 61 196 193 KazakhstanService Revenue (Mobile) 54 47 48 47 45 47 51 50 53 56 61 196 193 Data Revenue 31.3 25.3 26.0 28.5 28.7 30.7 30.9 32.1 36.1 38.3 42.1 111.0 122.4 Customers (mln) 7.7 7.1 6.8 6.8 6.8 6.8 6.8 7.1 7.6 7.8 8.1 6.8 7.1 ARPU (USD) 2.3 2.1 2.3 2.3 2.2 2.3 2.5 2.4 2.4 2.4 2.5 n.a. n.a. MOU (min) 598 642 692 674 681 733 737 730 684 697 677 n.a. n.a. MBOU 2,816 3,292 4,192 4,684 4,703 5,034 5,559 6,231 6,726 7,007 7,903 n.a. n.a. Churn 3 months active base (quarterly) (%) 17% 20% 16% 14% 13% 13% 14% 12% 11% 16% 13% n.a. n.a. FIXED-LINE Total revenue (Fixed) 0.3 0.3 0.3 0.3 0.2 0.2 0.2 0.2 0.2 0.2 0.2 1.1 0.9 Service revenue (Fixed) 0.3 0.3 0.3 0.3 0.2 0.2 0.2 0.2 0.2 0.2 0.2 1.1 0.9 (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Total revenue 522 480 492 492 474 495 543 545 581 620 665 1,985 2,057 EBITDA 242 202 59 177 235 189 281 240 292 502 303 680 944 EBITDA margin (%) 46.4% 42.0% 12.0% 36.0% 49.5% 38.2% 51.7% 44.1% 50.3% 81.0% 45.6% 34.2% 45.9% CAPEX 49 212 122 146 128 34 65 151 57 390 180 529 379 MOBILE Total revenue (Mobile) 518 477 488 488 470 492 540 541 579 618 663 1,970 2,044 Service Revenue (Mobile) 515 476 488 487 470 492 540 541 579 618 663 1,967 2,043 Data Revenue 298.1 253.9 266.0 296.1 301.5 323.1 329.1 345.3 396.5 425.6 460.8 1,114 1,299 Customers (mln) 7.7 7.1 6.8 6.8 6.8 6.8 6.8 7.1 7.6 7.8 8.1 6.8 7.1 ARPU (UZS) 21,573 21,282 23,087 23,531 22,850 23,932 26,256 25,742 26,121 26,606 27,470 n.a. n.a. MOU (min) 598 642 692 674 681 733 737 730 684 697 677 n.a. n.a. MBOU 2,816 3,292 4,192 4,684 4,703 5,034 5,559 6,231 6,726 7007 7903 n.a. n.a. Churn 3 months active base (quarterly) (%) 17% 20% 16% 14% 13% 13% 14% 12% 11% 16% 13% n.a. n.a. FIXED-LINE Total revenue (Fixed) 3.1 2.9 2.7 2.7 2.5 2.2 2.2 2.6 1.9 1.8 1.9 11 9 Service revenue (Fixed) 3.1 2.9 2.7 2.7 2.5 2.2 2.2 2.6 1.9 1.8 1.9 11 9 Additional KPI's 4G network coverage 26% 34% 47% 52% 60% 61% 61% 62% 62% 67% 75% 52% 62% 4G mobile customer penetration (3 Months active) 37% 39% 43% 46% 50% 54% 57% 61% 62% 62% 64% 46% 61% Notes: For definitions please see VEON Ltd.’s earnings release published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)

Kazakhstan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Total revenue 118 111 122 128 128 137 150 154 141 160 166 479 569 EBITDA 63 61 64 76 66 72 86 83 66 88 85 265 307 EBITDA margin (%) 53.6% 54.7% 52.9% 59.7% 51.5% 52.3% 57.6% 54.2% 46.5% 55.3% 51.1% 55.3% 54.0% CAPEX 25 28 17 49 21 24 24 66 14 19 39 119 135 MOBILE Total revenue (Mobile) 99 92 102 107 106 115 128 130 130 144 112 401 478 KazakhstanService Revenue (Mobile) 98 92 100 103 102 111 122 123 124 140 106 392 459 Data Revenue 47.8 47.7 50.3 53.5 57.5 65.2 69.3 73.2 74.3 85.7 56.1 199 265 Customers (mln) 9.6 9.4 9.7 9.5 9.5 9.6 9.8 9.9 10.1 10.3 10.5 9.5 9.9 ARPU (USD) 3.3 3.2 3.5 3.5 3.6 3.9 4.2 4.1 4.0 4.7 3.4 n.a. n.a. MOU (min) 298 332 336 322 311 334 326 309 314 298 284 n.a. n.a. MBOU 7,677 8,729 9,795 11,258 12,194 12,261 13,330 14,430 14,303 14,974 15,835 n.a. n.a. Churn 3 months active base (quarterly) (%) 16.2% 9.1% 7.2% 10.7% 7.7% 6.0% 6.4% 6.5% 5.8% 6.2% 6.4% n.a. n.a. FIXED-LINE Total revenue (Fixed) 18 19 20 21 22 23 23 24 12 15 54 78 91 Service revenue (Fixed) 18 19 20 21 22 23 23 24 12 15 54 78 91 FTTB revenue 8 9 9 9 10 10 11 11 10 11 11 34 42 FTTB customers (mln) 0.4 0.5 0.5 0.5 0.5 0.5 0.5 0.6 0.6 0.6 0.6 0.5 0.6 FTTB ARPU (USD) 5.8 6.3 6.5 6.4 6.7 6.8 6.7 6.5 5.7 6.2 6.2 n.a n.a (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 FY20 FY21 Total revenue 45,954 46,361 50,949 54,511 53,702 58,855 63,930 66,022 64,436 70,716 78,710 197,775 242,509 EBITDA 24,628 25,325 26,933 32,488 27,678 30,796 36,809 35,777 30,233 39,092 40,180 109,373 131,060 EBITDA margin (%) 53.6% 54.6% 52.9% 59.6% 51.5% 52.3% 57.6% 54.2% 46.9% 55.3% 51.0% 55.3% 54.0% CAPEX 9,914 11,610 7,088 20,883 8,652 10,232 10,173 28,611 6,561 8,551 18,535 49,495 57,667 MOBILE Total revenue (Mobile) 38,812 38,583 42,547 45,547 44,490 49,157 54,282 55,809 59,002 63,902 53,194 165,489 203,738 Service Revenue (Mobile) 38,213 38,336 41,643 43,681 42,976 47,700 51,994 52,913 56,380 61,834 50,455 161,873 195,583 Data Revenue 18,635.8 19,921.6 21,025.0 22,800.6 24,157.3 27,929.2 29,495.2 31,463.6 33,883.6 37,924.2 26,644.7 82,383 113,045 Customers (mln) 9.6 9.4 9.7 9.5 9.5 9.6 9.8 9.9 10.1 10.3 10.5 9.5 9.9 ARPU (KZT) 1,283.1 1,341.5 1,448.4 1,501.4 1,501.0 1,658.8 1,776.9 1,781.4 1,818.2 2,061.1 1,612.7 n.a. n.a. MOU (min) 298 332 336 322 311 334 326 309 314 298 284 n.a. n.a. MBOU 7,677 8,729 9,795 11,258 12,194 12,261 13,330 14,430 14,303 14,974 15,835 n.a. n.a. Churn 3 months active base (quarterly) (%) 16.2% 9.1% 7.2% 10.7% 7.7% 6.0% 6.4% 6.5% 5.8% 6.2% 6.4% n.a. n.a. FIXED-LINE Total revenue (Fixed) 7,143 7,778 8,402 8,964 9,212 9,698 9,648 10,213 5,434 6,814 25,516 32,286 38,771 Service revenue (Fixed) 7,116 7,759 8,380 8,943 9,191 9,649 9,630 10,206 5,389 6,781 25,478 32,198 38,676 FTTB revenue 3,329 3,579 3,773 3,891 4,173 4,465 4,481 4,598 4,478 4,815 5,351 14,572 17,716 FTTB customers (mln) 0.44 0.46 0.46 0.49 0.51 0.52 0.54 0.56 0.58 0.60 0.62 0.5 0.6 FTTB ARPU (KZT) 2,589 2,641 2,716 2,727 2,797 2,913 2,836 2,787 2,610 2,723 2,937 n.a n.a Additional KPI's 4G network coverage 69% 72% 75% 76% 77% 79% 80% 81% 82% 84% 86% 76% 81% 4G mobile customer penetration 44% 44% 50% 54% 56% 59% 62% 64% 66% 69% 69% 54% 64% Notes: For definitions please see VEON Ltd.’s earnings release published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)